Item 77D - 	Deutsche Strategic High Yield Tax-
Free Fund and Deutsche Managed
Municipal Bond Fund (each a series
of Deutsche Municipal Trust and
each a "Fund")

Effective February 16, 2017, the Fund's principal investment strategy was amended to include the following:

The fund may also invest in exchange-traded funds
(ETFs). The fund's investments in ETFs will be limited to 5% of total assets in any one ETF and 10% of total assets in the aggregate in ETFs.